Exhibit 99.2

FIRST AMENDMENT TO PURCHASE AGREEMENT

This First Amendment to the Purchase Agreement (this "Amendment") is made as of March 9, 2021 (the "Amendment Effective Date"), and with reference to that certain Purchase Agreement dated as of September 14, 2020, which closed on September 24th, 2020 (the "Purchase Agreement") among Sphere 3D Corp, an Ontario corporation (the "Company"), and Westworld Financial Capital, LLC (the "Investor"). Unless otherwise indicated herein, capitalized terms used in this Amendment without definition shall have the respective meanings specified in the Purchase Agreement.  The Purchase Agreement, as Amended by this Amendment, is referred to herein as the "Agreement".

WHEREAS, under the terms of the Purchase Agreement, Investor purchased 3,000 shares of convertible Preferred Stock of the Company for an aggregate purchase price of US$3,000,000.00 (the "Transaction");

WHEREAS, as part of the Transaction, the Company agreed (i) on or prior to the fourteenth day after the Closing, to prepare and file with the SEC a registration statement covering the resale of the Preferred Shares underlying the Preferred Stock (the "Registrable Securities"), and (ii) to have the registration statement declared effective by the 90th day following the Closing;

WHEREAS, the Company has breached their obligations to file a registration statement within 14 days of the Closing and to have a registration statement for the Registrable Securities declared effective by the 90th day following the Closing;

WHEREAS, the parties desire to enter into this First Amendment; and

WHEREAS,  the  Company  and  Investor  now  desire  to  amend  the  Purchase

Agreement as provided below.

NOW, THEREFORE, in consideration of the mutual agreements herein contained, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties, intending to be legally bound, hereby amend and restate the First Amendment in its entirety as follows:

Rights; Other.

SECTION 1. Issuance of Additional Common Shares; Registration

(a) The Company initially agreed that on or prior to the fourteenth day following the Closing, it would prepare and file with the SEC a registration statement covering the resale of all Preferred Shares (collectively, the "Registrable Securities") not already covered by an existing and effective registration statement for an offering to be made on a continuous basis pursuant to Rule 415 of the 1933 Act. The Company further agreed to have such Registration Statement declared effective within 90 days of the Closing. In consideration for not having timely filed the registration statement with respect to the Registrable Securities, the Company agrees to issue, register, and deliver, if certificated, to Investor 250,000 Common Shares of the Company (the "Additional Shares") upon obtaining Nasdaq's approval of the listing of the Additional Shares on Nasdaq within the time period set forth below.

(b) The Company has paid the dividends owing to date, and shall pay on April 1, 2021, all outstanding dividends accrued from January 1, 2021 through to the date of conversion, or in the event of no conversion then March 31, 2021, on the convertible Preferred Stock of the Company to the Investor.

(c) The Company further agrees that if requested by Investor to permit resales by Investor of the Additional Shares and the Preferred Shares underlying the Preferred Stock pursuant to Rule 144 under the Securities Act of 1933, as amended (to the extent not previously registered) ("Rule 144") any other available securities law exemption, and the Company agrees to pay the reasonable legal fees and expenses of Investor in connection with such resales.

(d) If the Company fails to issue to Investor the Additional Shares and/or prepare and file a Registration Statement covering the Additional Shares within thirty (30) days of the Amendment Effective Date for their registration and listing on Nasdaq, and no other Registration Statement is effective to cover the registration of the Additional Shares for listing on Nasdaq (the "Late Fee Trigger Date"), for so long as any of the conditions that have caused the Late Fee to accrue continue to exist (excluding the regulatory approval of the issuance of Additional Shares and their registration on Nasdaq as freely tradable shares, but including the failure by the Company to file a Listing of Additional Shares or file a registration statement for the Additional Shares on Nasdaq), the Company agrees to pay Investor a two percent (2%) monthly penalty on Investor's aggregate value of the Additional Shares, calculated for such purposes as the product of 250,000 multiplied by the Nasdaq official closing price as of the Amendment Effective Date, from and after the Late Fee Trigger Date, accruing daily, compounded annually, and payable on the 1st day of each calendar month ("Late Fee").

(e) Investor acknowledges that the Company may include the Additional Shares in a Registration Statement to be filed under an SEC Form F-1 (as the Company is currently a foreign private issuer for purposes of SEC filings) as part of an additional financing (the "Subsequent Financing"). The Investor waives any objections to the Company completing the first Subsequent Financing to occur after the Amendment Effective Date, and only to the extent that all of the Additional Shares are covered by the Registration Statement for such Subsequent Financing.

(f)  Section 7.7 of the Purchase Agreement, which restricted short sales by Investor, is hereby deleted in its entirety.

SECTION 2. Follow-On Closing. The Company shall deliver to the Investor a certificate or DRS representing the Additional Shares, registered in such name or names as the Investor may designate, representing the Additional Shares, upon approval by Nasdaq of such issuance, to be released to the Investor immediately upon the Amendment Effective Date (the "Follow-On Closing Date").

SECTION 3. Investment Representations and Covenants.

(a) The Company hereby makes, as of the Follow-On Closing Date, all of the representations and warranties made by the Company in Section 4 of the Purchase Agreement, along with the representations and warranties set forth in this Section 3 and elsewhere in this Amendment. All of such representations and warranties shall be true and correct at all times prior to and on the Follow-On Closing Date, except to the extent any such representation or warranty expressly speaks as of an earlier date, in which case such representation or warranty shall be true and correct as of such earlier date as so qualified, and, the representations and warranties made by the Company in Section 4 of the Purchase Agreement not qualified as to materiality shall be true and correct in all material respects at all times prior to and on the Follow-On Closing Date, except to the extent any such representation or warranty expressly speaks as of an earlier date, in which case such representation or warranty shall be true and correct in all material respects as of such earlier date. The Company shall have performed in all material respects all obligations and covenants herein required to be performed by it on or prior to the Follow-On Closing Date.

(i)  The Company has obtained or shall obtain, to the best of its ability, any and all consents, permits, approvals, registrations and waivers necessary or appropriate for consummation of the purchase and sale of the Additional Shares and the consummation of the other transactions contemplated by this Amendment within the time allotted herein, all of which shall be in full force and effect, subject to those approvals.

(ii)  The Company shall issue the Additional Shares, subject to Nasdaq approval, as of the Amendment Effective Date.

(iii) No judgment, writ, order, injunction, award or decree of or by any court, or judge, justice or magistrate, including any bankruptcy court or judge, or any order of or by any governmental authority, shall have been issued, and no action or proceeding shall have been instituted by any governmental authority, enjoining or preventing the consummation of the transactions contemplated hereby or in the other Transaction Documents.

(iv) No stop order or suspension of trading shall have been imposed by Nasdaq, the SEC or any other governmental or regulatory body with respect to public trading in the Common Shares of the Company.

(v)  The Company has previously filed the Certificate of Designation to reduce the Conversion Price discount percentage from 80% to 70%, upon the failure to provide an effective registration on December 24th, as per the Purchase Agreement, and shall not amend, modify or restate such Certificate of Designation without the prior, written consent of Investor.

(b) The Company hereby represents, warrants, and covenants that the conditions to the Follow-On Closing Date listed in Section 4(a)(i) through (v) are all true and correct in all material respects and all actions required to be taken to make sure such statement are true and correct, have been taken by the Company.

(c) Additionally, the Company shall file with NASDAQ a Notification Form: Listing of Additional Shares for the listing of the Additional Shares on Nasdaq within 3 days of the Amendment Effective Date.

(d) Investment Representations of the Investor. Investor hereby represents and warrants that its Investment Representations are true and correct in all material respects on the

Follow-On Closing Date and are made with the same force and effect as if they had been made on and as of said date.

SECTION 4. Miscellaneous

(a)      Governing Law. This Amendment shall be governed by, and construed in accordance with, the internal laws of the State of New York applicable to agreements made and to be performed entirely within the State of New York. Each of the Company and the Investor hereto irrevocably submits to the exclusive jurisdiction of the courts of the State of New York located in New York County and the United States District Court for the Southern District of New York for the purpose of any suit, action, proceeding or judgment relating to or arising out of this Amendment and the transactions contemplated hereby.

(b) Effects of Amendment.  Except as specifically amended by this Amendment, each term, provision and condition of the Purchase Agreement survives, remains and shall continue in full force and effect. To the extent that any provision of the Purchase Agreement is inconsistent with the provisions contained herein, this Amendment shall govern.

(c) Legal Fees and Expenses. The Company has agreed to pay Investor's reasonable, documented, out-of-pocket legal fees and expenses associated with the transactions contemplated by this Amendment. Investor's counsel, Diamond Law, Professional Corporation ("Diamond Law") shall deliver an invoice, with payment instructions, to the Company, by email to Peter.Tassiopoulos@sphere3d.com, on the Follow-On Closing Date. The Company agrees to pay Diamond Law on the Follow-On Closing Date. The Company understands and agrees that it is intended that additional legal expenses will be incurred after the Follow-On Closing Date and until the Registration Statement has been declared effective by the SEC, and the Company further confirms that is shall pay such legal fees regarding this Agreement, whether before or after the Follow-On Closing Date, within one business day of request by Diamond Law. Additionally, in the event that Investor attempts to enforce its rights under the amended Purchase Agreement, the Company agrees to pay the reasonable, documented, out-of-pocket legal fees and expenses required for Investor to do so.

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(b) Counterparts. This Amendment may be executed in two or more counterparts by manual, electronic or facsimile signature, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

[Signature page follows]

IN WITNESS WHEREOF, the parties have executed this Amended and Restated First Amendment or caused their duly authorized officers to execute this Amended and Restated First Amendment as of the date first above written.

SPHERE 3D CORP.

By: /s/ Peter Tassiopoulos
Name: Peter Tassiopoulos
Title: CEO

The Investor:	WESTWORLD FINANCIAL CAPITAL, LLC

By: /s/ C. Girodet
Name: C. Girodet
Title: Director

Address for Notice:	Rooney Nimmo
Attn: Joan Hon
800 Third Avenue
New York, NY 10022
Fax: +646.417.7000
Email: j oan.hon@rooneynimmo.com